Mail Stop 4561
Via Fax (949) 389-6126

January 21, 2010

Simon Biddiscombe
Chief Financial Officer
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656

        Re: **QLogic Corporation**
                Form 10-K for the Fiscal Year Ended March 29, 2009
                Filed May 21, 2009
                File No. 000-23298

Dear Mr. Biddiscombe:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended March 29, 2009</u>

<u>Item 1. Business, page 2</u>

1.   We note that sales to Hewlett-Packard and IBM represented 21% and 18% of your net revenues in fiscal 2009. As it appears that you are substantially dependant upon these relationships, please tell us how you considered expanding your disclosure in your "Business" section to describe your relationships with these customers. Also advise how you determined that your contracts with these customers are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your

disclosure on page 10 that customers generally order products through written purchase orders as opposed to long-term supply contracts.

2.   Please tell us how you considered expanding the "Manufacturing" section to discuss your relationships with your major third-party contract manufacturers as well as your dependence upon sole source and limited source suppliers given your risk factor discussion on page 12. In your response, provide us with your analysis as to how you have determined that agreements with these entities are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

3.   Also, please tell us how you considered expanding your discussion under "Intellectual Property" to describe in greater detail the importance and duration of your licenses. This should include your intended course of action in the event you are unable to find suitable alternatives to third-party technology, obtain certain licenses or obtain such licenses on favorable terms.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 42

4.   We note the Company recognizes certain arrangements under the scope of SOP 97-2 and vendor specific objective evidence ("VSOE") for multiple elements is established based upon separate sales. Please provide us with the following information:
- Tell us the amount of revenue recognized for arrangements accounted for under the scope of SOP 97-2 for each period presented;
- Please describe what products are in the scope of SOP 97-2 and how you distinguish between products that are accounted for under the scope of SAB 104 and EITF 00-21;
- Also, tell us the amount of revenue recognized for arrangements where fair value or VSOE did not exists for multiple element arrangements (i.e., your bundled arrangements);
- If these arrangements are material, describe the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements (i.e., maintenance, professional, and training services) in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. In your response, please tell us the volume of stand-alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price for each segment, and;

- Please describe what you consider to be warranty services (i.e., accounted for under SFAS 5 and/or FTB 90-1) and what you consider to be post-contract services (i.e., accounted for under SOP 97-2) in your arrangements.

5.   You indicate in your disclosures and in your response dated April 16, 2006 to our prior comment 6 that you recognize revenue for distributor arrangements upon sell-through method due to limited return rights and price protection. Given these rights are limited and payment is not contingent upon subsequent resale, please expand on your prior response and tell us how you considered disclosing how you determined recognizing revenue upon sell-through was appropriate (e.g., are you unable to estimate price protection?). Also, please tell us where you classify deferred cost of revenue for such arrangements and if the title of inventory passes to the distributors upon sell-in.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 66

6.   We note your statement that your internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Please revise your disclosures in future filings to indicate that your internal controls over financial reporting were effective at the reasonable assurance level as of the end of the period covered by the report and confirm if that was the case as of March 29, 2009. See Section II.F.4 of SEC Release No. 34-47986.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis

Base Salary, page 19

7.   We note your statement that increases to base salary should reflect the individual's performance for the preceding year. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation, including not only base salary, but also annual cash incentives. In this regard, we note your statement on page 20 that "[i]n addition to traditional measures of corporate performance … the Compensation Committee emphasizes other indicators of performance, including … individual performance." You should provide additional detail and an analysis of how individual performance contributed to actual compensation for each individual named executive officer. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and Mr. Desai considered in their evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive, page 19

8.   We note that your annual cash incentive program is designed to reward executives for achieving key operational and financial goals, that at the beginning of each year the Board of Directors approves specific performance goals for the upcoming year and that the fiscal 2009 plan included a minimum corporate revenue threshold. We also note that the Compensation Committee determined that the corporate and business unit performance objectives for fiscal year 2009 were achieved at aggregate levels between 97% and 100% of target depending on the organization or business unit. We presume that you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2009 since you believe that disclosure of the performance targets is not required because it would result in competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K. In this regard, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. In future filings, please more clearly explain the difficulty of attaining such targets.

Equity Compensation: Fiscal 2009 Awards, page 21

9.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for the fiscal year. In this regard, you provide minimal discussion and analysis of how the Committee determined specific fiscal year 2009 equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Although we note your general statement that the grant sizes of long-term incentives are based upon factors such as comparable equity compensation offered by other technology companies, the experience of the executive, prior grants, etc., this does little to explain what aspects of the "equity compensation offered by other technology companies, the experience of the executive, prior grants" render the compensation paid by QLogic appropriate.

* * * * * * *

Simon Biddiscombe
QLogic Corporation
January 21, 2010
Page 5

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3735.

                                Sincerely,

                                Kathleen Collins
                                Accounting Branch Chief